Exhibit 99.2

SCHEDULE 5

BLOCK LISTING SIX MONTHLY RETURN

To:	Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS

Please ensure the entries on this return are typed

1.	Name of company: ROYAL & SUN ALLIANCE INSURANCE GROUP PLC

2.	Name of scheme: ROYAL & SUN ALLIANCE INSURANCE GROUP PLC EQUITY INCENTIVE PLAN FOR U.S. EMPLOYEES

3.	Period of return: From 1 SEPTEMBER 2005 to 28 FEBRUARY 2006

4.	Number and class of share(s) (amount of stock/debt security) not issued under scheme:	1,305,000 ORDINARY SHARES OF 27.5p EACH

5.	Number of shares issued/allotted under scheme during period:	38,515

6.	Balance under scheme not yet issued/allotted at end of period:	1,266,485 ORDINARY SHARES OF 27.5p EACH

7.	Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission:	TOTAL OF 1,305,000 ORDINARY SHARES OF 27.5p EACH, LISTED AS FOLLOWS: 728,597 ON 4 MARCH 2002, 521,403 ON 5 MARCH 2002 AND 55,000 ON 8 MARCH 2002

Please confirm total number of shares in issue at the end of the period in order for us to update our records: 2,935,554,790 ORDINARY SHARES OF 27.5p EACH

Contact for queries:	Address: 9th FLOOR, ONE PLANTATION PLACE, 30 FENCHURCH STREET, LONDON EC3M 3BD

Name: John Sadler	Telephone: 020 7111 7071

Person making return	Name: JOHN SADLER

Position: ASSISTANT COMPANY SECRETARY